UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 1, 2021

(Date of Report (Date of earliest event reported))

OLIVE TREE PEOPLE, INC.

(Exact name of registrant as specified in its charter)

California	84-3377991
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

2425 Olympic Blvd. #4000W, Santa Monica, CA	90404
(Address of principal executive offices)	(ZIP Code)

+1-424-252-4251
(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Addendum to Regulation A+ Engagement Agreement with Rialto

On October 1, 2021, Olive Tree People, Inc. (the “Company”) and Rialto Markets LLC (“Rialto”) entered into an Addendum (the “Addendum”) to the Regulation A+ Engagement Agreement between the Company and Rialto dated June 14, 2021, which was included as exhibit 1.1 to the Company’s Form 1-A/A filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2021.

Pursuant to the Addendum, the Company and Rialto agreed to reduce the commissions payable to Rialto on sales of the Company’s common stock through Rialto’s investment platform in connection with the Company’s Regulation A – Tier 2 offering qualified by the SEC on July 28, 2021 (the “Offering”) from 3% to 1%.

The foregoing summary of the terms of the Addendum is qualified by reference to the copy of the Addendum included as exhibit 1.1 to this Current Report on Form 1-U.

Broker-Dealer Engagement Agreement with OpenDeal Broker LLC dba the Capital R

On November 24, 2021, the Company entered into an Engagement Agreement with OpenDeal Broker LLC dba the Capital R (“OpenDeal Broker”), pursuant to which the Company engaged OpenDeal Broker to assist with processing of investments in the Offering through the online investment platform at www.republic.co maintained for OpenDeal Broker’s benefit by its affiliates (the “Republic Platform”). OpenDeal Broker will perform substantially the same services as Rialto, but only for those subscriptions received through the Republic Platform. OpenDeal Broker will be entitled to a cash commission of 6% and an equity commission of 2% of all investments received by the Company through the Republic Platform.

The foregoing summary of the terms of the Engagement Agreement is qualified by reference to the copy of the Addendum included as exhibit 6.1 to this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLIVE TREE PEOPLE, INC.

By:	/s/ Thomas Lommel
Name:	Thomas Lommel
Title:	Chief Executive Officer

Date: February 9, 2022

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Exhibit Index

Exhibit No.	Description

1.1	Addendum to Regulation A+ Engagement Agreement between the Company and Rialto Markets LLC dated October 1, 2021.

6.1	Engagement Agreement between the Company and OpenDeal Broker LLC dated November 24, 2021.

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